UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TIM S.p.A.

Registered Office in Milan at Via Gaetano Negri n. 1

General Administration and Secondary Office in Rome at Corso d’Italia n. 41

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share capital Euro 11,677,002,855.10 fully paid up

Taxpayer Identification/VAT Code and Milan Register of Companies no. 00488410010

INFRASTRUTTURE WIRELESS ITALIANE S.p.A.

Registered Office in Milan at Via Giorgio Vasari n. 19

PEC (Certified Electronic Mail) box: adminpec@inwit.telecompost.it

Share capital Euro 600,000,000 fully paid up

Taxpayer Identification/VAT Code and Milan Register of Companies no. 08936640963

TIM Group – Direction and Coordination by TIM S.p.A.

FILING OF COMPANY DOCUMENTS

Milan, 8 August 2018 - It is hereby announced that the half-year Financial Reports at June 30, 2018 of TIM Group S.p.A. and Inwit S.p.A. are available to the public (together with the independent auditor’s reports PricewaterhouseCoopers) at the registered offices of the Companies and at storage mechanism “1INFO” (www.1info.it).

These documents are also available on the Companies’ websites

www.telecomitalia.com/tit/it/about-us/general-archive.html

www.inwit.it/investitori/bilanci-e-relazioni

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager